INVEST IN **EVONSYS**

Digitize and Automate enterprise businesses with low-code platforms

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



evonsys.com   Wilmington DE

| Technology | Software | B2B | Saas |

LEAD INVESTOR

Vinodh Kannan Devadoss

I see great promise in Evonsys. I personally know some of the founders who are extremely well qualified, highly motivated and dedicated. Evonsys is operating in a high growth industry which is poised for many decades of growth. I believe that their innovative and aggressive approach to the market will reap handsome rewards for their shareholders. I am happy to be making an investment in Evonsys and hope to be a long term stakeholder in their success.

Invested $20,000 this round

Highlights

1. 2X Revenue growth this year with more digital transformation projects in the Pipeline

2. Global Digital Transformation Market growth projections are CAGR 16.1% from 2021-2026, reaching U.S. $3,693.8 billion

2. Global Digital Transformation Market growth projections are CAGR 16.1% from 2021-2026, reaching U.S. $3,693.8 billion

3. By 2023 over 50% of medium to large enterprises will have adopted Low Code solutions

4. 10+ Years in Low Code BPM platforms, featuring a diverse, highly skilled, & certified workforce

5. Established & strong Banking customer base, including financial services and insurance

6. Winner of Pega's Delivery Excellence Award 2021 – Awarding industry leaders in software innovation

Our Team



Punna Paramasivan Chief Technology Officer

Responsible for bringing innovation using the latest technology and tools. led BPM implementations in banking, insurance, and healthcare.

> Midsize enterprises are struggling to transform due to lack of resources and technology. We want to bridge the gap.



Arun MS Chief Executive Officer

Arun provides direction and strategizes growth plans. He drives innovation as well as business model to ensure quality, value, and customer delight.



Nishadha Fonseka Executive Vice President

Nish is responsible for developing and executing our growth strategy. He's also responsible for overall P&L, delivery, and global operations.



Prasanna Sai Executive Vice President



Rajalakshmi Arulganesh Associate Manager - Marketing

Establish positioning, identify target audiences, and develop marketing plans with specific objectives across different channels and segments



kim



Daniel Edward Mueller Campaign Manager

Founded and grew 2 startups by raising over $10M in aggregate from successful Crowdfunding, Reg-D, & RegCF capital raises, bringing products to market from concept to launch.

Vision

Vision

"To drive service excellence by solving complex business problems through innovative design and quality services."

- Arun, Chief Executive Officer

Mission

While most enterprises have disparate systems working on silos to serve a customer, we focus on customer satisfaction by bridging the gap with our innovative solutions, subject matter expertise, & quality-conscious digital transformation implementation strategies.

Customer Pain Points

Can you guess the number of separate software applications you use across your entire business? Factoring the tools used by every team across your organization, these numbers add up quickly. This scenario is common in small and mid-size companies.

Let's look at some of the challenges of working with disparate systems:

- Time lost in manual processes
- Data entry errors that can compromise credibility
- Restricted and limited access to information
- Complex and Convoluted IT landscapes
- Training staff on multiple systems can be arduous!

Our Solution

EvonSys specializes in low code platforms which drastically reduce the implementation time. Our agile approach additionally ensures incremental value to the customers.

Let us look at some of the benefits low code platforms deliver:

- Improved agility
- Decreased costs
- Increased productivity
- Enhanced customer experience

- Effective risk management and governance
- Highly flexible
- Swifter transformation

Low Code Platform Market

Globally, the low-code development platform market is fragmented with the presence of many players and big governance challenges, along with smaller vendors cumulatively holding major market share. The vendors with deep pockets in the market are actively involved in making strategic M&A activities, while small companies are involved in product innovation strategies to gain more market share.

"In recent times, there has been spiking demand for personalized digital transformation."

- Prasanna, Executive Vice President

The post-pandemic world and increasing remote workforce align organizations towards the need for a single platform instead of multiple tools.



IT Organization's Level of Interest in Low-Code Development During Each Time Period, in Percentage, Global,2019
Extremely Excited
Excited
22%
29%
41%
35%
54%
27%
Before Two Years
2019
After Two Years

IT Organizations over the years have become keen on adapting low code development to simplify their operations. A 2019 survey by Mordor Intelligence forecasted that by 2021 54% of IT Organizations will have increased focus on Low code development and we are indeed at that precipice of a monumental transformation.

Target Segment

Our proven proficiency across the banking, financial, healthcare, and

government verticals makes us an easy favorite. We have a treasure trove of case studies and testimonials that testify to our expertise in these industries. Our target market segment can broadly be classified based on two parameters – size and industry.

By Organization Size

- Large enterprises

- Small and medium enterprises

By Industry Vertical

- Banking and Financial services

- Healthcare

- Government

- High-tech industries

- Retail

EvonSys Business model

Our Special Project Teams work with prospects during the EVOLVE workshop to understand the gaps and provide a roadmap for implementation.

We also offer complimentary accelerators to reduce the implementation time.

Our iterative and incremental approach to project management helps keep the customer consistently in the loop and deliver value, as EvonSys is synonymous with agile methodology.

With our global presence across 4 continents, supported by our highly experienced delivery team in India, we leverage the benefits of Follow the Sun routing.

We harness a global talent pool to deliver unbelievable cost saving.

EvonSys Growth




15
10
5
10
2
2015
2017
2019
2021
CLIENTS

- Doubled revenues during and after COVID-19
- Increase in large size enterprise customers over the last two years
- 75% increase in project teams y-o-y

Competition


Digital Focused Digital Transformation
EvonSys
Skilled Workforce
Large Software Vendors
Niche Tech Firms

EvonSys over the years


2015
EvonSys was officially born as a 3-member team
2016
EvonSys was quickly recognized and elevated to the status of official Pega partner
2017
EvonSys achieved another milestone by co-presenting Real-Time Payments with Pega at SIBOS
2019
Besides being a presenter at CES-London, EvonSys also began its global outreach by establishing centers across 4 continents.
2020
EvonSys was further elevated to the Gold partner status by Pega. It also became one of the very first Pega ISV partners for its HCM product.
2021
Today, EvonSys has grown from a team of 3 to a family of 300 and has bagged Pega's Excellence in Growth and Delivery award for 2021.

- The founders of EvonSys began their Pega journey in the early years of the 2000s. After a decade of rigorous learning, training, and seasoning in the various dimensions of Pega, the idea of EvonSys was first conceived.

- EvonSys is the vision-driven brainchild to employ digital transformation to simplify complex and convoluted processes with low code solutions.

- In 2015, EvonSys was officially born as a 3-member team. EvonSys was quickly recognized and elevated to the status of official Pega partner in 2016.

- In 2017, EvonSys achieved another milestone by co-presenting Real-Time Payments with Pega at SIBOS. Subsequently, in 2018 Pega awarded the Silver partner status to EvonSys. In the 2018 edition of PegaWorld, EvonSys was a Platinum sponsor. It also co-presented Smart Investigate with Pega at SIBOS that year.

- In 2019, besides being a presenter at CES- London, EvonSys also began its global outreach by establishing centers across 4 continents.

- In 2020, EvonSys was further elevated to the Gold partner status by Pega. It also became one of the very first Pega ISV partners for its PeopleHCM product.

- Today, EvonSys has grown from a team of 3 to a family of 300 and has bagged Pega's Excellence in Growth and Delivery award for 2021.

What Our Customers Say

The decision to hire and consult with EVONSYS was one of the best decisions we could have made. EVONSYS immediately introduced us to a technology solution for our non profit that was cost effective and transformed the way we communicate internally. Not only are they skilled, experienced, and strategic, they are warm, agreeable and a pleasure to work beside. I have no doubt that with their help our organization is positioned for growth and continued success.

CEO, NON-PROFIT ORG

EvonSys helped to achieve a custom upgrade solution. In which, the old cases can be updated in the new system and vice versa. This helped us to migrate to the latest solution on a phased approach.

VICE PRESIDENT, GLOBAL BANK

We are extremely pleased with our partnership with EvonSys. Their overall professionalism, product knowledge, and expertise with solving our unique challenges with the Pega Platform gave us the confidence needed to achieve our goals. Evonsys has been the partner we needed to manage our upgrade and jumpstart our digital transformation. We rely on EvonSys to deliver excellence – from Architectural Design and Governance to Productivity and Delivery. We now see them as our strategic PegaSystems partner. I would highly recommend EvonSys as your Pega partner.

CAO, GOVERNMENT RETIREMENT AGENCY

Why Invest Now?

Our proven business model and technical proficiency accelerate revenue returns and offer exceptional value to our customers. EvonSys is poised at the beginning of a promising growth trajectory in the market. For investors, this is the perfect of a promising growth trajectory in the market. For investors, this is the perfect time to acquire Early Stage shares and join the EvonSys family.

> *"Much like the proverbial early bird, this is the right time to tap into this veritable goldmine. Be the early bird and cruise along with our exceptional growth trajectory."*

 - Arun, CEO and Co-founder